Exhibit 99.1

Press Release, 9 June 2011

Interxion Announces Resignation

of Group Managing Director

AMSTERDAM 9 June 2011 – INTERXION HOLDING NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, today announced that Anthony Foy, Group Managing Director, has decided to resign from Interxion, effective 24 June 2011. Mr. Foy will work with the company through the end of August to facilitate an orderly transition.

“We appreciate Anthony’s dedication and contribution to the success of the company and wish him well in his future endeavours,” said David Ruberg, CEO and President of Interxion.

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About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 20 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com

For more information:

Jim Huseby

Interxion, Investor Relations

Tel: +1-813-644-9399